UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Neuberger Berman High Yield Strategies Fund Inc.
(Name of Issuer)

Common Shares, $0.0001 par value
(Title of Class of Securities)

64128C106
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,874,870[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,874,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,874,870
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 4/30/2020, as disclosed in the Issuer’s Certified Shareholder Report Form N-CSRS filed 7/6/2020.

_____________________

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,874,870[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,874,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,874,870
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 4/30/2020, as disclosed in the Issuer’s Certified Shareholder Report Form N-CSRS filed 7/6/2020

_____________________

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,874,870[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,874,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,874,870
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 4/30/2020, as disclosed in the Issuer’s Certified Shareholder Report Form N-CSRS filed 7/6/2020

_________________

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

Item 1.	SECURITY AND ISSUER

This Amendment No. 12 amends and supplements the statement on Schedule 13D filed with the SEC on 3/1/19, as amended by Amendment No. 1 filed 3/8/19, Amendment No. 2 filed 3/18/19, Amendment No. 3 filed 4/2/19, Amendment No. 4 filed 4/11/19, Amendment No. 5 filed 4/12/19, Amendment No. 6 filed 2/3/20, Amendment No. 7 filed 3/6/20, Amendment No. 8 filed 3/20/20, Amendment No. 9 filed 4/21/20, Amendment No. 10 filed 5/12/20, and Amendment No. 11 filed 5/22/20; with respect to the common shares of Neuberger Berman High Yield Strategies Fund. This Amendment No. 12 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $53,810,267 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 19, 2020, Saba Capital Management, L.P. (“Saba Capital”) entered into a standstill agreement (the “Standstill Agreement”) with Neuberger Berman Investment Advisers LLC (“Neuberger Berman”) (together with Saba Capital the “Standstill Parties”). Under the terms of the Standstill Agreement, the Issuer will commence a cash tender offer for up to 25% of the Issuer’s outstanding shares of common stock at a price per share equal to 96.0% of the Issuer’s net asset value (“NAV”) per share (the “Tender Offer”). Neuberger Berman shall also recommend to the Board that (1) the Tender Offer will not expire or close prior to December 1, 2020 and (2) the Issuer will pay for Common Shares tendered in the Tender Offer no later than December 31, 2020. The Issuer will repurchase shares tendered and accepted in the Tender Offer in exchange for cash.

Saba Capital also agreed to abide by certain customary standstill provisions, such provisions to last until the date that is the earlier of (a) the day following the date on which the Issuer’s 2023 annual meeting of shareholders is held; (b) such date that the Issuer determines not to conduct the Tender Offer; and (c) the date that is 60 days prior to the earlier of the last date that a stockholder proposal pursuant to Rule 14a-8 under the Exchange Act or director nomination is permitted to be submitted to the Issuer for the Issuer’s 2023 annual meeting of stockholders.

In addition, Saba Capital has agreed to cause all Common Shares beneficially owned by it to be present for quorum purposes at any annual or special meeting of shareholders of the Issuer and to be voted consistent with the recommendation of the Issuer's board of directors, subject to certain conditions based upon the completion of the Tender Offer.

The foregoing summary of the Standstill Agreement is qualified in its entirety by reference to the full text of the Standstill Agreement, the form of which is attached hereto as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 4/30/2020, as disclosed in the Issuer’s Certified Shareholder Report Form N-CSRS filed 7/6/2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	There have been no transactions in the Common Shares effected in the last 60 days.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

Exhibit 3:	Form of Standstill Agreement, dated as of October 19, 2020.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 21, 2020

SABA CAPITAL Management, L.P. By: /s/ Michael D’Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL Management GP, LLC By: /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D’Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Exhibit 3

Standstill Agreement

This Agreement is entered into as of October 19, 2020 (this “Agreement” (including the exhibits hereto)), by and among Saba Capital Management, L.P. (“Saba”) and Neuberger Berman Investment Advisers LLC (the “Adviser” and, together with Saba, the “Parties” and individually a “Party”).

Whereas, the Adviser or its affiliates serve or in the future may serve as the investment manager or sub-adviser to several funds (the “Neuberger Funds”, which term will not include any fund if the Saba Private Funds (as defined below) collectively own 2% or more of such fund’s outstanding stock at the time of the public announcement of any transaction that, if consummated, would result in Adviser or its affiliates becoming the investment adviser or sub-adviser to such fund), including Neuberger Berman High Yield Strategies Fund Inc., a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Fund” and, together with the Neuberger Funds, the “NB Funds”); and

Whereas, as of the close of business on the date hereof, Saba may be deemed to be the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 4,874,870 shares of common stock of the Fund, 0.0001 par value (the “Common Shares”), which includes Common Shares held by one or more private funds and accounts managed by Saba (the “Saba Private Funds”) and Saba Closed-End Funds ETF, an open-end management investment company registered under the 1940 Act (the “ETF”) for which Saba serves as a sub-adviser. For the avoidance of doubt, the ETF is not a party to, is not restricted by and is not governed by, the terms of this Agreement.

Now, Therefore, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1. Tender Offer by the Fund

1.1              On the basis of the representations, warranties and agreements set forth herein and subject to performance by Saba of its covenants and other obligations hereunder and the other conditions set forth herein:

(a)                The Adviser shall, consistent with its fiduciary duty, propose to the Fund’s Board of Directors (the “Board”) that it approve a tender offer pursuant to which the Fund would offer to purchase for cash 25% (or such lesser amount if stockholders’ demand is less than 25%) (the “Maximum Amount”) of its outstanding Common Shares (the “Tender Offer”). The Adviser shall recommend that the Tender Offer include the following terms: (i) all stockholders would have the opportunity to tender some or all of their Common Shares at a price equal to 96% of the Fund’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the expiration date of the Tender Offer, (ii) the Fund would purchase Common Shares tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of Common Shares are properly tendered and not properly withdrawn, (iii) the consideration to be paid by the Fund for Common Shares purchased under the Tender Offer shall consist solely of cash and (iv) if less than the Maximum Amount of Common Shares have been properly tendered and not withdrawn, then the Fund would only be obligated to purchase such amount of Common Shares actually tendered. The Advisor shall also recommend to the Board that (1) the Tender Offer will not expire or close prior to December 1, 2020 and (2) the Fund will pay for Common Shares tendered in the Tender Offer no later than December 31, 2020.

(b)               The Tender Offer would not provide for preferential treatment for any stockholders of the Fund.

(c)                The Tender Offer would require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(d)               Although the Board may approve the Fund conducting the Tender Offer under the circumstances set forth above, the Fund will not commence the Tender Offer or accept tenders of the Fund’s Common Shares during any period when: (1) such transactions, if consummated, would (i) result in delisting of the Fund’s Common Shares from the NYSE American; (ii) impair the Fund’s status as a regulated investment company under the Code (which would make the Fund subject to U.S. federal income taxes on all of its income and gains in addition to the taxation of stockholders who receive distributions from the Fund); or (iii) result in a failure to comply with the applicable asset coverage requirements in the event any senior securities are issued and outstanding; or (2) there is any (i) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund; (ii) suspension of or limitation on prices for trading securities generally on the NYSE American or other national securities exchange(s); (iii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State; or (iv) other event or condition which, in the Board’s judgement, would have a material adverse effect on the Fund or the stockholders if tendered Common Shares were purchased. In the event of a delay pursuant to any of clauses (1) through (2) above, the Fund or the Adviser will provide prompt written notice to Saba together with an explanation of the reason for such delay and reasonable support for such determination. In the event of a delay pursuant to clause 2(iv), if the delaying event lasts more than one month, the Parties will discuss the delaying event and whether it is continuing, and if Saba does not agree that it is continuing, Saba may terminate the Agreement. In the event of a delay pursuant to either of clauses (1) or (2) above, the Fund will commence the Tender Offer as soon as practicable and not later than 20 days after the termination of such delaying event.

(e)                Other than in connection with regularly scheduled distributions under a dividend reinvestment plan, the Fund would not issue any Common Shares or any securities exchangeable or convertible into Common Shares prior to the payment of the Tender Offer proceeds.

(f)                If the Board approves and announces the Tender Offer on or before the Public Announcement Date (defined below) in accordance with Section 1.1 of this Agreement, Saba agrees to tender, or cause to be tendered, all of the Common Shares of which Saba or its Affiliates or a Saba Entity (each, as defined below) is the beneficial owner (as such term is used in Rule 13d-3 under the Exchange Act) in the Tender Offer, including, but not limited to, all of the Common Shares then owned by Saba and the Saba Private Funds and excluding the ETF.

Section 2. Additional Agreements

2.1          If the Board approves and announces the Tender Offer on or before the Public Announcement Date in accordance with Section 1.1 of this Agreement, Saba, on behalf of itself, the Saba Entities, and their respective Affiliates, will, within three (3) business days of the announcement of the Tender Offer, irrevocably withdraw the stockholder notices for the nominations and proposals submitted by Saba Capital Master Fund Ltd. to the Fund on January 31, 2020 and April 20, 2020, and any and all related amendments, supplements, notices, and other materials submitted to the Fund in connection therewith.

2.2           If the Board approves and announces the Tender Offer on or before the Public Announcement Date in accordance with 1.1 of this Agreement, Saba covenants and agrees that during the period from the date of the announcement of the Tender Offer through the date that is the earlier of (a) such date that the Fund determines not to conduct the Tender Offer pursuant to Section 1.1(d) (which date shall not include a determination to delay the Tender Offer pursuant to the last sentence of Section 1.1(d) provided that the Adviser shall provide written notice to Saba of the Board’s determination not to conduct or delay the Tender Offer), and (b) the date that is 60 days prior to the earlier of the last date that a stockholder proposal pursuant to Rule 14a-8 under the Exchange Act or director nomination is permitted to be submitted to the Fund for the Fund’s 2023 annual meeting of stockholders; provided that the provisions of Section 2.2 and 2.3 will apply to any special meeting of stockholders held between such date and the Fund’s 2023 annual meeting of stockholders (the “Effective Period”), it will not, and will cause its respective principals, directors, general partners, members, officers, employees, agents (acting on Saba’s behalf), affiliated persons (as defined in the 1940 Act and which, for the avoidance of doubt, shall exclude the ETF but shall include (without limitation) any account or other pooled investment vehicle now or in the future managed, advised or sub-advised by Saba or its affiliated persons) and representatives under Saba’s control (all such persons, collectively, the “Saba Entities”), and any other persons controlled by or under common control with Saba or Saba Capital Management GP, LLC or Boaz R. Weinstein (which shall not include the ETF (such other persons, “Affiliates”), not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person (which for the avoidance of doubt includes, without limitation, entities and individuals) take any of the actions set forth below), unless specifically permitted in writing in advance by the Fund and the Adviser, take any of the actions with respect to the NB Funds as set forth below:

(a)                effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or cause, participate in or act to (other than as specifically contemplated by this Agreement):

(i)                     any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, including any otherwise exempt solicitation pursuant to clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of a NB Fund (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of stockholders);

(ii)                   knowingly encourage or advise any other person or knowingly assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with a NB Fund management’s recommendation with respect to the NB Fund in connection with such matter or encouragement or advice solely amongst Saba and its Affiliates and the Saba Entities) with respect to the Fund; or

(iii)                 any (i) tender or exchange offer for securities of a NB Fund (aside from the Tender Offer contemplated by Section 1 or any other tender offer offered or approved by the Fund to all stockholders), or any merger, consolidation, business combination or acquisition or disposition of assets of a NB Fund, or (ii) recapitalization, restructuring, open-ending, liquidation, dissolution or other similar extraordinary transaction with respect to a NB Fund (it being understood that the foregoing shall not restrict any person (including Saba and its Affiliates) from tendering Common Shares, receiving payment for Common Shares or otherwise participating in any such transaction on the same basis as other stockholders of the NB Fund or from participating in any such transaction that has been approved by the NB Fund Board, subject to the terms of this Agreement); or

(b)               form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) (other than a group that consists solely of members of Saba and its Affiliates and the Saba Entities) with respect to the securities of a NB Fund or in connection with seeking the election or removal of any director or trustee of a NB Fund;

(c)                deposit any securities of a NB Fund in any voting trust or subject any securities of a NB Fund to any arrangement or agreement with respect to the voting of the securities of the NB Fund, including, without limitation, lend any securities of the NB Fund to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any stockholder vote or consent of the NB Fund (other than any such voting trust, arrangement or agreement solely among the members of Saba and its Affiliates and the Saba Entities);

(d)               seek, alone or in concert with others, (i) election or appointment to, or representation on, the Board of a NB Fund, or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board of a NB Fund, or (ii) the removal or resignation of any member of the Board of a NB Fund, or knowingly encourage any such actions in clause (i) or (ii) specifically with regard to a NB Fund;

(e)                make any proposal for consideration by stockholders at any annual or special meeting of stockholders of a NB Fund (pursuant to Rule 14a-8 under the Exchange Act or otherwise), or take any action (other than in accordance with this Section 2.2 and Section 2.3) with respect to any stockholder proposal or written consent submitted prior to the date of this Agreement or during the Effective Period;

(f)                make a request for a stockholder list or other books and records of a NB Fund under New York, Maryland or Delaware law or any other statutory or regulatory provision or otherwise;

(g)               seek to control or influence the Adviser, the Board of a NB Fund or policies of a NB Fund;

(h)               institute, solicit, knowingly assist or join any litigation, arbitration or other proceeding against or involving a NB Fund or any of the current or former directors, trustees or officers (including derivative actions) of the NB Fund; provided, however, that for the avoidance of doubt the foregoing shall not prevent Saba from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Fund against Saba, or (C) responding to or complying with a validly issued legal process;

(i)                 make any public statement or public proposal with respect to (i) any change in the number or term of directors or trustees or the filling of any vacancies on the Board of a NB Fund, (ii) any change in the capitalization, share purchase program, dividend policy or distribution policy of a NB Fund, (iii) any other material change in a NB Fund’s management, business or corporate structure with respect to the NB Fund, or (iv) any waiver, amendment or modification to the charter or bylaws of a NB Fund;

(j)                 enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, knowingly assist or knowingly encourage others to take any action with respect to any of the foregoing; or

(k)               publicly, or privately in a manner that is intended to or would reasonably be expected to require any public disclosure by a NB Fund or Saba, request (x) that the NB Fund, the Board of the NB Fund or any of their respective representatives amend or waive any provision of this Section 2.2 (including this sentence) or (y) the Board of a NB Fund to specifically invite Saba or any of its Affiliates to take any of the actions prohibited by this Section 2.2.

Nothing herein shall be deemed to prohibit Saba and its Affiliates from communicating privately with the trustees, officers, and advisors of any NB Fund (including the Adviser) so long as such private communications would not be reasonably determined to trigger public disclosure obligations of the content of such communications for any NB Fund or any Party. In addition, the covenants set forth in this Section 2.2 shall not be deemed to prevent the voting of any Common Shares held by the ETF proportionately in accordance with the method prescribed in the second clause of Section 12(d)(1)(E)(iii)(aa) of the 1940 Act (“Mirror Voting”) in accordance with the proxy voting policy of the ETF.

2.3              Saba covenants and agrees that during the Effective Period, it will, and will cause its Affiliates and the Saba Entities (except, for the avoidance of doubt, the ETF) to:

(a)                appear by proxy or otherwise at any annual or special meeting of stockholders of a NB Fund and cause all shares it and the Saba Entities and their respective Affiliates beneficially own and are entitled to vote as of the record date for such meeting to be counted as present thereat for purposes of a quorum; and

(b)               except for any action that would be in contravention of this Agreement, vote or cause to be voted at any annual or special meeting of stockholders of a NB Fund, all of the shares it and the Saba Entities beneficially own and are entitled to vote as of the record date for such meeting (except, for the avoidance of doubt, for the ETF, which will be Mirror Voting) (i) in favor of any proposal with respect to which a NB Fund Board recommends a vote in favor of such proposal and (ii) against any proposal with respect to which a NB Fund Board recommends a vote against such proposal or any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the NB Fund Board (including regarding the election of the NB Fund’s Board’s nominees or a stockholder proposal submitted to the NB Fund pursuant to Rule 14a-8 of the Exchange Act or otherwise); provided, however that Saba, its Affiliates and the Saba Entities are not required at any time to vote for or support a redomiciling or a merger and/or reorganization that results in a redomiciling to another state. For the avoidance of doubt, if Saba lends any shares of a NB Fund to any third party, Saba shall recall any such stock loan in advance of the record date for any vote of or consent by the stockholders of such NB Fund so that Saba shall have full voting rights with respect to all such loaned shares (except for the ETF).

2.4                                         Upon the written request of a NB Fund, which shall be no more frequently than twice each fiscal year of the NB Fund, Saba will notify the NB Fund in writing of the number of shares beneficially owned by it and its Affiliates and the Saba Entities. Saba shall use its commercially reasonable efforts, including taking all actions practical, to prevent its present and future general partners, members, directors, officers and Affiliates, and any Saba Entity, from engaging in conduct otherwise prohibited by this Agreement.

2.5	Saba represents and warrants as follows:

(a)                It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)               This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Saba in accordance with its terms.

(c)                The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d)               Saba beneficially owns, directly or indirectly, and has the power to vote all the Common Shares as described in the recitals to this Agreement (except for shares of the ETF, which shall be subject to Mirror Voting in accordance with the proxy voting policies presently in place at the ETF), and its ownership of Common Shares has at all times complied with applicable provisions of the 1940 Act.

(e)                As of the date hereof, neither Saba nor any of its Affiliates is a party to any derivative securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the shares of a NB Fund.

2.6	The Adviser represents and warrants as follows:

(a)                It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)               This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.

(c)                The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d)               None of the events set forth in clauses (1) through (2) above of Section 1.1(d) of this Agreement have occurred or exist (as the case may be) as of the date of this Agreement or are expected to occur or exist at any future time that may affect the commencement or completion of the Tender Offer.

Section 3. Public Announcement

3.1          No later than one business day following any approval of the Tender Offer, (a) the Adviser or the Fund will issue a press release substantially in the form attached as Exhibit A (the “NB Press Release”) and (b) Saba shall issue one press release substantially in the form attached as Exhibit B (the “Saba Press Release” and, together with the NB Press Release, the “Press Releases”), and no party shall make any public statement inconsistent with the Press Releases during the Effective Period in connection with the announcement of this Agreement. No party shall issue additional press releases in connection with this Agreement or the actions contemplated hereby without the prior written consent of the other party except as provided below. Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose by discretionary acts by any Party), including without limitation any statements, filings, notices or announcements made in the context of an issuer tender offer conducted under Section 13(e)(1) of, or pursuant to Schedule TO under, the Exchange Act, (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) subject to Section 5.1 of this Agreement, any Party from communicating privately with their respective investors, prospective investors and governance boards regarding the terms of this Agreement.

3.2                 Following the approval of the Tender Offer by the Board in accordance with terms set forth herein, Saba shall promptly prepare and file an amendment to their applicable Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) for the Fund reporting the entry into this Agreement (which will not contain any statement inconsistent with the Press Releases and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund).

3.3                  Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the Fund may not effect a merger, redomiciling to another state, reorganization with another registered investment company nor issue additional shares at any time before the payment of the Tender Offer proceeds. The Parties acknowledge and agree that the Fund may merge or reorganize with another registered investment company for which the Adviser or its affiliates (or with any other funds that are managed or advised by a successor adviser) serves as investment adviser (whether or not the Fund is the surviving company), or redomicile, at any time after the payment of the Tender Offer proceeds. The Fund will ensure that the company surviving any such merger or reorganization with the Fund effects it in a manner that preserves the benefits of this Agreement.

Section 4. Termination

4.1         Notwithstanding anything herein to the contrary, this Agreement shall automatically terminate at such time immediately following to the Fund’s failure to:

(a)                publicly announce a Tender Offer on the terms set forth in this Agreement by 10:00 pm EST on Monday, October 19, 2020 (the “Public Announcement Date”); or

(b)               conduct and complete the Tender Offer in accordance with Section 1.1 of this Agreement.

4.2	Otherwise, this Agreement shall remain in full force and effect until:

(a)                the end of the Effective Period; or

(b)               such earlier or later other date as may be established by mutual written agreement of the Fund, the Adviser and Saba.

4.3         Section 6 will survive the termination of this Agreement. No termination pursuant to Section 4.1 relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 5. No Disparagement

5.1 The Adviser and Saba shall each refrain from making, and shall cause their respective affiliates, which for the Adviser will include the NB Funds, and its and their respective principals, directors, members, general partners, officers, agents, advisors, and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise, disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of such statements or announcements by Saba: a NB Fund or any of its affiliates, subsidiaries or advisers (including the Adviser), or any of its or their respective current or former officers, trustees, directors or employees (including, without limitation, any statements or announcements regarding a NB Fund’s strategy, operations, performance, products or services), and (b) in the case of statements or announcements by a NB Fund or the Adviser: Saba and its Affiliates, subsidiaries or advisors, or any of its or their respective principals, directors, members, general partners, officers, or employees or any person who has served in any such capacity with respect to Saba and Saba’s advisors.

Section 6. Miscellaneous

6.1         Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the New York County, New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

6.2         Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in New York County, New York (and the appellate courts thereof) for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the New York County, New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

6.3         Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

6.4         Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

6.5         Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Adviser or any NB Fund, to:

Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, NY 10104

Attention: General Counsel, Mutual Funds

Email: corey.issing@nb.com

If to Saba, to

Saba Capital Management, L.P.
405 Lexington Avenue, 58th Floor
New York, NY 10174

Attention: Michael D’Angelo

Email: Michael. D’Angelo@sabacapital.com

6.6         Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

6.7         Expenses. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

6.8         Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof.

6.9         Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those categories of persons specifically enumerated herein, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Parties. Any such attempted assignment will be null and void.

6.10        Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

6.11       Receipt of Adequate Information; No Reliance; Representation by Counsel. Each party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

6.12        Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signature Pages Follow]

In Witness Whereof, the Parties hereto have executed this Agreement as of the date first above written.

Neuberger Berman Investment Advisers LLC

Name:
Title:

Saba Capital Management, L.P.

Name: Michael D’Angelo
Title: COO

Exhibit A

Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND ANNOUNCES PLAN

FOR TENDER OFFER

NEW YORK, October 19, 2020 —Neuberger Berman High Yield Strategies Fund Inc. (NYSE American: NHS) (the “Fund”) announced today that (subject to certain conditions) it will conduct a tender offer for up to 25% of its outstanding shares of common stock (the “Shares”) at a price per Share equal to 96% of its net asset value per Share as of the expiration date of the tender offer. The Fund will announce the commencement of the tender offer at a later date. The Fund currently expects to purchase Shares tendered and accepted in the tender offer prior to December 31, 2020. In the event the tender offer is oversubscribed, Shares will be repurchased on a pro rata basis.

Neuberger Berman Investment Advisers LLC (“NBIA”), the Fund’s investment manager, recommended the tender offer after entering into an agreement with Saba Capital Management, L.P. (“Saba”) (the “Agreement”). Pursuant to the Agreement, Saba has agreed to terminate its pending proxy solicitation for the Fund’s 2020 Annual Meeting of Stockholders, including withdrawing its director nominations and stockholder proposals. During the effective period of the Agreement, Saba has agreed to comply with certain standstill covenants and vote its Shares in accordance with the recommendations of the Fund’s Board of Directors.

Tender Offer Statement

The Fund has not commenced the tender offer described in this press release. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell Shares of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Information about the tender offer, including its commencement, will be provided by future public announcements. Stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Stockholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

About Neuberger Berman

Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager. The firm manages a range of strategies—including equity, fixed income, quantitative and multi-asset class, private equity, real estate and hedge funds—on behalf of institutions, advisors and individual investors globally. With offices in 24 countries, Neuberger Berman’s diverse team has over 2,300 professionals. For six consecutive years, the company has been named first or second in Pensions & Investments Best Places to Work in Money Management survey (among those with 1,000 employees or more). In 2020, the PRI named Neuberger Berman a Leader, a designation awarded to fewer than 1% of investment firms for excellence in Environmental, Social and Governance (ESG) practices. The PRI also awarded Neuberger Berman an A+ in every eligible category for our approach to ESG integration across asset classes. The firm manages $374 billion in client assets as of September 30, 2020. For more information, please visit our website at www.nb.com.

# # #

Statements made in this release that look forward in time involve risks and uncertainties. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other closed end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

Investor Contact:

Neuberger Berman Investment Advisers LLC Investor Information

(877) 461-1899

Media Contact:

Alexander Samuelson

Neuberger Berman

(212) 476-5392

Alexander.Samuelson@nb.com

Exhibit B

SABA CAPITAL REACHES AGREEMENT TO TENDER 25% OF NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC. SHARES

Neuberger Berman High Yield Strategies Fund Inc. to Commence Tender Offer

New York – October 19, 2020 – Saba Capital Management, L.P. and certain associated parties (collectively “Saba”) today announced that it has reached an agreement with Neuberger Berman Investment Advisers LLC with respect to Neuberger Berman High Yield Strategies Fund Inc. (NYSE American: NHS) (the “Fund”).

Under the terms of the agreement, the Fund will commence a cash tender offer for up to 25% of the Fund’s outstanding shares of common stock at a price per share equal to 96.0% of the Fund’s net asset value (“NAV”) per share. The tender offer will expire no later than December 31, 2020. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash.

“We believe this agreement is in the best interests of all shareholders by allowing them the opportunity to tender their shares at a price close to the Fund’s NAV,” said Pierre Weinstein, Partner of Saba. “The tender will benefit both the Fund’s tendering and non-tendering shareholders, as the tender price will be accretive to the NAV of the Fund’s remaining shareholders.”

About Saba Capital

Saba Capital Management, L.P. is an Investment Adviser based in New York. Launched in 2009, Saba currently manages assets across three core strategies: Credit Relative Value, Tail Hedge and Closed-End Funds.

Contacts:

Investors

Leah Jordan

Investor Relations

Leah.Jordan@sabacapital.com

Media

Gasthalter & Co.

Jonathan Gasthalter/Amanda Klein

212-257-4170